UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                            CAPITAL TITLE GROUP, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   140919 10 1
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 140919 10 1                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Miller Capital Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Arizona
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  590,000
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       590,000
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    590,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.7% based upon 10,316,029 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 140919 10 1                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    RUDY R. MILLER
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  590,000
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       590,000
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    590,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.7%, based upon 10,316,029 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)   NAME OF ISSUER:

            Capital Title Group, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            4808 North 22nd Street
            Phoenix, Arizona  85016

ITEM 2(A)   NAME OF PERSON FILING:

            The persons filing this Schedule 13G are:  *

            (1)      Miller Capital Corporation
            (2)      Rudy R. Miller
            ---------

            * Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of the persons filing this Schedule 13G is 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008.

ITEM 2(C)   CITIZENSHIP:

            Miller Capital Corporation was formed under the laws of the State of Arizona. Mr. Miller is a citizen of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 par value

ITEM 2(E)   CUSIP NUMBER:

            140919 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act

            (b) / / Bank as defined in Section 3(a)(6) of the Act

            (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

            (d) / / Investment Company registered under Section 8 of the
                    Investment Company Act

            (e) / / Investment  Adviser  registered  under  Section  203 of  the
                    Investment Advisers Act of 1940


                                Page 4 of 8 Pages

            (f) / / Employee  Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g) / / Parent Holding Company, in accordance with ss.240.13d-1(b)
                    (1)(ii)(G) (NOTE: See Item 7)

            (h) / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

            Not applicable.

ITEM 4.      OWNERSHIP.

     (A)    AMOUNT BENEFICIALLY OWNED:

            Mr. Miller is the beneficial owner of the 590,000 shares of Common Stock of the Company held by Miller Capital Corporation of which Mr. Miller is the President and sole shareholder.

            Miller  Capital  Corporation  is the  beneficial  owner  of  590,000 shares.

     (B)    PERCENT OF CLASS:

            The 590,000 shares reported as beneficially owned by Mr. Miller are equal to 5.7% of the issued and outstanding shares of Common Stock of the Company on December 31, 1996. The 590,000 shares held by Miller Capital Corporation are equal to 5.7% of such issued and outstanding shares.

     (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (1) Miller Capital Corporation:

               (i)   sole power to vote or direct the vote: 590,000

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole power to dispose or direct the disposition of: 590,000

               (iv)  shared power to dispose or direct the disposition of: 0

            (2) Rudy R. Miller:

               (i)   sole power to vote or direct the vote: 590,000

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole power to dispose or direct the disposition of: 590,000

               (iv)  shared power to dispose or direct the disposition of: 0



                                Page 5 of 8 Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.



                                Page 6 of 8 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

                                     MILLER CAPITAL CORPORATION


Dated:  February 12, 1997            By: /s/ Rudy R. Miller
                                        -------------------------------
                                        Rudy R. Miller, President


Dated:  February 12, 1997            /s/ Rudy R. Miller
                                     ----------------------------------
                                     RUDY R. MILLER


                                Page 7 of 8 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



     MILLER CAPITAL CORPORATION and RUDY R. MILLER hereby agree and consent to the joint filing on their behalf of the foregong Schedule 13G relating to their beneficial ownership of the Common Stock of Capital Title Group, Inc.


                                     MILLER CAPITAL CORPORATION


Dated:  February 12, 1997            By: /s/ Rudy R. Miller
                                        -------------------------------
                                        Rudy R. Miller, President


Dated:  February 12, 1997            /s/ Rudy R. Miller
                                     ----------------------------------
                                     RUDY R. MILLER


                                Page 8 of 8 Pages